                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ___________________

                        COMMISSION FILE NUMBER 001-05620

             A. Full title of the plan and the address of the plan,

                if different from that of the issuer named below:

                           SAFEGUARD SCIENTIFICS, INC.

                                 RETIREMENT PLAN

       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SAFEGUARD SCIENTIFICS, INC.
                           800 THE SAFEGUARD BUILDING
                              435 DEVON PARK DRIVE
                                 WAYNE, PA 19087

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)
                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                              REQUIRED INFORMATION

(1)      Financial Statements

         The following statements, including Independent Auditors' Report thereon, of Safeguard Scientifics, Inc. Retirement Plan are submitted herewith:

         Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001

         Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2002, 2001, and 2000

         Notes to Financial Statements

         Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of
         Year), December 31, 2002

         The Schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Safeguard Scientifics, Inc. Retirement Plan.

(2)      Exhibits

         The following Exhibits are submitted herewith:

         Exhibit 23 - Consent of Independent Auditors

         Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as
                        adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

         Exhibit 99.2 - Certification Pursuant to 18 U.S.C. Section 1350, as
                        adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Safeguard Scientifics, Inc. Retirement Plan Committee have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  SAFEGUARD SCIENTIFICS, INC.

                                                  RETIREMENT PLAN COMMITTEE

Date: June 27, 2003                               By: /s/ Joseph R. DeSanto
                                                      --------------------------

                                                             Trustee

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                                TABLE OF CONTENTS

                                                                                                  PAGE
Independent Auditors' Report                                                                        1

Statements of Net Assets Available for Plan Benefits, December 31, 2002 and 2001                    2

Statements of Changes in Net Assets Available for Plan Benefits, Years ended
     December 31, 2002, 2001, and 2000                                                              3

Notes to Financial Statements                                                                       4

SCHEDULE:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002             14

                          INDEPENDENT AUDITORS' REPORT

The Trustees
Safeguard Scientifics, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan, formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

June 19, 2003
Philadelphia, Pennsylvania

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                                         2002                    2001
                                                                     ------------             ---------
Investments, at fair value                                           $  5,511,031             8,501,220

Contributions receivable:
     Employer's contribution                                               52,945               285,253
     Participant contributions                                              6,770                22,488

Loans to participants                                                      36,716                45,528
                                                                     ------------             ---------
Net assets available for plan benefits                               $  5,607,462             8,854,489
                                                                     ============             =========

See accompanying notes to financial statements.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 2002, 2001, and 2000

                                                               2002                   2001                  2000
                                                           ------------            ----------           -----------
Additions:
     Participant contributions                             $    797,863             1,002,144             1,746,004
     Employer contributions                                     231,374               729,920               316,915
     Dividends and interest                                      32,971                82,884               231,684
     Loan interest                                                3,485                 6,744                 7,374
                                                           ------------            ----------           -----------
                 Total additions                              1,065,693             1,821,692             2,301,977
                                                           ------------            ----------           -----------
Deductions:
     Administrative expenses                                     15,603                30,076                    --
     Benefits paid                                            1,573,579             1,789,368               993,606
     Net depreciation in fair value of investments            2,723,538             4,954,498            42,596,390
                                                           ------------            ----------           -----------
                 Total deductions                             4,312,720             6,773,942            43,589,996
                                                           ------------            ----------           -----------
                 Net decrease                                (3,247,027)           (4,952,250)          (41,288,019)
Transfers out of the plan to the TL Ventures
     benefit plan (note 1)                                           --            (4,648,866)                   --

Transfers out of the plan to the aligne, inc.
     401(k) plan (note 1)                                            --              (181,145)                   --

Transfers to the plan                                                --             6,113,922                    --

Transfer from the aligne, inc. 401(k) plan                           --                    --               473,671

Net assets available for plan benefits:
     Beginning of year                                        8,854,489            12,522,828            53,337,176
                                                           ------------            ----------           -----------
     End of year                                           $  5,607,462             8,854,489            12,522,828
                                                           ============            ==========           ===========

See accompanying notes to financial statements.

                  SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                         Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF THE PLAN

         The following description of the Safeguard Scientifics, Inc. Retirement Plan (the Plan), formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, provides general information only. Participants should refer to the Plan agreement for more complete information.

         (A)      GENERAL

                  The Plan is a contributory defined contribution plan established in 1981 by Safeguard Scientifics, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has the right under the Plan to amend, modify, suspend, or terminate the Plan at any time. A committee of individuals (Plan Trustees) appointed by the Plan administrator is generally responsible for the operations of the Plan.

         (B)      ELIGIBILITY

                  Eligible employees in 2002 included salaried and hourly employees of the Company, Safeguard International Group, Inc., and Penn-Sylvan Management Inc., subsidiaries of the Company. Eligible employees in 2001 included salaried and hourly employees of the Company, Technology Leaders Management, Inc., Safeguard International Group, Inc., Penn-Sylvan Management, Inc., and aligne, inc. (aligne), subsidiaries of the Company (collectively, the Employers). However, any person who is a nonresident alien and receives no earned income from the Employers which constitutes income from sources within the United States, any leased employee, and any employee of other members of the controlled group of employers (Technology Leaders Management, Inc., Lever 8 Solutions, Inc., K Consultants, Inc., and aligne, inc.) is not an eligible employee. In addition, any person whose terms and conditions of employment are determined through collective bargaining is not an eligible employee unless the collective bargaining agreement provides for the inclusion of such person in the Plan. The Employers do not have any collective bargaining agreements at December 31, 2002.

                  Effective as of January 2001, Technology Leaders Management, Inc. d/b/a TL Ventures spun off the assets and liabilities representing the interests and entitlements of the employees of TL Ventures into its own retirement plan. Effective as of April 2001, aligne spun off the assets and liabilities representing the interests and entitlements of the employees of aligne into its own retirement plan.

                  Effective June 1, 2000, the aligne, inc. 401(k) plan merged into the Plan. As a result, all account balances under the aligne, inc. 401(k) plan became account balances under the Plan. aligne, a wholly owned subsidiary of the Company, became a participating affiliate in the Plan, and employees of aligne became eligible to participate in the Plan.

         (C)      CONTRIBUTIONS

                  As of January 1, 2002, participants may defer from 1% to 45% of eligible compensation plus up to 100% of any Employer-paid cash bonus. Participants 50 years of age or older by December 31, 2002 may defer up to an additional $1,000 over the course of the year, but only if the participant will otherwise make the maximum salary deferral to the Plan based on any Plan or legal limit.

                  SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                         Notes to Financial Statements

                           December 31, 2002 and 2001

                  As of January 1, 2001, participants may defer from 1% to 15% of eligible compensation plus up to 100% of any Employer-paid cash bonus. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. During 2000, participants could contribute from 2% to 14% of eligible compensation immediately upon hire.

                  The Plan also permits participants to roll over certain amounts received from another qualified retirement plan.

                  Before October 1, 1991, the Plan allowed after-tax contributions that became part of a participant's After-Tax Voluntary Contribution Subaccount. Although after-tax contributions are no longer allowed under the Plan, such contributions made to the Plan prior to October 1, 1991 continue to be held in the Plan.

                  Effective January 1, 2001, contributions by the Employers were made on a matched basis dollar for dollar on salary deferrals up to 3% of compensation and then 50 cents on the dollar on salary deferrals from 3% to 5% of compensation. Plan participants are eligible to join the Plan effective as of the first day of the month following their hire date, and Plan participants are eligible for the Employer matching contributions immediately upon joining the Plan.

                  During 2000, contributions by the Employers were made on a matched basis at a rate of 75% of participant deferred compensation up to a maximum of 3% of eligible compensation and Plan participants were eligible for the employer contributions one year after their date of hire.

                  Total contributions in a plan year may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

         (D)      PLAN AMENDMENTS

                  Effective January 1, 2002, the Plan was amended to (i) permit catch-up contributions, (ii) provide that participants receiving hardship distributions shall be prohibited from making elective deferrals for six months, (iii) exclude rollover contributions in determining the value of a participant's nonforfeitable account balance for purposes of the Plan's involuntary cash-out rules, (iv) adopt the minimum distribution requirements pursuant to Section 401(a)(9) of the Final and Temporary Treasury Regulations, and (v) permit participants to defer from 1% to 45% of eligible compensation. The Plan amendment also states that the catch-up contributions are not eligible for the Employers' matching contribution.

                  Effective January 1, 2001, all contributions under the former Money Purchase Pension Plan ceased and the Plan added a profit sharing feature, which will allow the Employers to make annual discretionary contributions to eligible employees. The vesting period for discretionary profit sharing contributions is five years. The discretionary profit sharing contributions vest at a rate of 20% of each year of service, with full vesting occurring after five years of service.

                  Effective January 1, 2001, the Employers' matching contribution became equal to 100% of the first 3% contributed by participants and 50% of the next 2%, and the eligibility requirements were

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  amended to make participants eligible for participation in the matching contributions as of the first day of the month following their date of hire.

                  During 2000, the Plan adopted a prototype plan document. As a result, a number of changes were made to the Plan.

                  Effective November 1, 2000, all participants were immediately vested in Employers' current and previous nondiscretionary matching contributions, and the vesting schedule for contributions under the Money Purchase Pension Plan, which was merged into the Retirement Plan on January 1, 2001, was modified from a seven-year vesting schedule to a five-year vesting schedule.

         (e)      PARTICIPANT ACCOUNTS

                  At December 31, 2002 and 2001, participant contributions were invested as directed by each participant in 19 and 14 separate investment alternatives, respectively, one of which was a self-directed brokerage account. Participants may change investment options daily and can change their contribution percentage monthly.

                  In the event a participant fails to submit written notice of allocation, contributions will be invested at the discretion of the Plan administrator.

                  Interest, dividends, and other income earned by the investment funds are reinvested in the same funds. Such amounts are allocated to participants based upon the proportion of a participant's balance to that total fund balance.

         (f)      PARTICIPANT LOANS

                  Eligible participants may borrow up to 50% of their vested account balance. The minimum and maximum loan amount is $1,000 and $50,000, respectively. Loans bear interest at a rate equal to prime plus 2% and must be repaid within five years or, when the proceeds of a loan are used to purchase a dwelling unit, 15 years.

         (g)      VESTING

                  Participants are immediately vested in all contributions they make to the Plan as well as all earnings (losses) on such investments. Prior to November 1, 2000, Employers' nondiscretionary matching contributions became fully vested after the earlier of three years of employment; two years of participation in the Plan; or upon death, disability, or retirement, and contributions under the former Money Purchase Pension Plan vested over a seven-year period. Effective November 1, 2000, participants were immediately vested in Employers' nondiscretionary matching contributions and the vesting of the contributions under the former Money Purchase Pension Plan was accelerated to a five-year vesting schedule at a rate of 20% for each year of service. There is a five-year vesting period for discretionary profit sharing contributions in which participants vest at a rate of 20% for each year of service, with full vesting occurring after five years of service.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

         (h)      PAYMENT OF BENEFITS

                  Upon retirement, death, disability, or termination of service (subject to vesting requirements), participants or beneficiaries are entitled to a distribution equal to the total value of their accounts, and under certain circumstances the Plan administrator may distribute all of a participant's account if that participant is no longer eligible to make contributions to the Plan. Participants experiencing serious financial hardships may also be entitled to a distribution upon approval of the Plan administrator. Such distributions may be made:

                  (1)      in cash as a lump-sum payment;

                  (2) in common stock for the value of an individual's investment in that common stock;

                  (3)      in the form of installments over a fixed period; or

                  (4) under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Plan administrator.

                  Request for distribution of a participant's account will be processed as soon as possible following the event (i.e., termination, retirement, disability, or death) that calls for distribution.

         (i)      FORFEITURES

                  Forfeited amounts of $43,926, $38,424, and $12,934 were used to reduce Employers' contributions under the Plan in 2002, 2001, and 2000, respectively, and were allocated to participant accounts as if they were contributed by the Employers. The remaining balance in the forfeiture account at December 31, 2002 totaled $8,334.

         (j)      PLAN TERMINATION

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of its share of the Plan. In addition, each of the Employers has the right to discontinue its contributions at any time. None of the Employers has expressed any intent to discontinue contributions.

         (k)      ADMINISTRATIVE EXPENSES

                  Effective January 1, 2001, administrative expenses are paid by both the Company and the Plan. During 2000, administrative expenses were paid by the Company.

(2)      SALE OF PIONEER METAL FINISHING

         In 1997, Pioneer Metal Finishing (Pioneer) was sold to its management group. The Plan granted immediate 100% vesting to those Pioneer employees who were employed on the sale date. Approximately $36,000 and $54,000 in benefit distributions from the Plan relating to the sale of Pioneer were paid in 2002 and 2001, respectively.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis, with average cost used in determining gains or losses on sales of investments. Dividends are recorded on ex-dividend dates.

         (b)      INVESTMENT VALUATION

                  Plan investments are stated at fair market value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

                  Upon enrollment in the Plan, a participant may direct contributions to any of the funds available in the Plan. The investment funds at December 31, 2002 were as follows:

                  The American Century International Growth Fund seeks capital growth and primarily invests in securities of issuers located in at least three developed countries (excluding the United States) that meet certain fundamental and technical standards and have potential for capital appreciation. Under normal market conditions, the fund's managers keep the fund essentially fully invested in stocks and, when prudent, may invest a portion of the assets in other securities. At December 31, 2002, eight Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $6.38 and 6,994, respectively.

                  The Calvert Income Fund A seeks to maximize income, to the extent consistent with prudent investment management and preservation of capital, through investment in bonds and other income-producing securities. The fund typically invests at least 65% of its assets in investment grade debt securities. The fund may invest up to 30% of its net assets in foreign securities, 35% of its net assets in below-investment grade bonds, up to 15% of its net assets in illiquid securities, up to 5% of its total assets in currency contracts, and up to 5% of its net assets in future contracts. The fund is also permitted to use certain other investment techniques and strategies that have higher risks associated with them. At December 31, 2002, 26 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $16.36 and 10,942, respectively.

                  The Calamos Growth Fund seeks long-term capital growth. The fund targets securities of companies that offer above-average potential for earnings growth. In seeking to meet its objective, the fund utilizes highly disciplined institutional management strategies that emphasize in-depth proprietary analysis of the securities and their issuing companies, and diversification across companies of various sizes and sectors of the market. At December 31, 2002, 13 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $31.46 and 1,404, respectively.

                  The Excelsior Value and Restructuring Fund seeks long-term capital appreciation by investing in companies that will benefit from their restructuring or redeployment of assets and operations in order to become more competitive or profitable. The fund normally invests at least 65% of its assets in common stock of U.S. and, to a lesser extent, foreign companies whose share price, in the opinion of

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  the advisor, does not reflect the economic value of the company's assets, but where the advisor believes restructuring efforts or industry consolidation will serve to highlight the true value of the company. At December 31, 2002, 49 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $24.46 and 27,702, respectively.

                  The Fremont U.S. Micro-Cap Fund seeks long-term capital appreciation. The fund ordinarily invests at least 80% of its total assets in the stocks of U.S. micro-cap companies (companies that fall within the smallest 5% of market capitalization of companies listed on U.S. exchanges or on the over-the-counter market). The fund seeks to identify companies early in their growth cycle that possess various characteristics, such as a leading market position, an entrepreneurial management team, and a focused business plan, or whose growth potential has been enhanced by new products, new market opportunities, or new management. At December 31, 2002, 14 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $18.98 and 2,669, respectively.

                  The American Funds Growth Fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks and has the flexibility to invest wherever the best growth opportunities may be. The fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnarounds, and value situations. The fund invests primarily in common stocks, convertible preferred stocks, U.S. government securities, bonds, and cash. At December 31, 2002, 43 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $18.41 and 14,834, respectively.

                  The Janus Worldwide Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of companies of any size located throughout the world. The fund normally invests in issuers from at least five different countries, including the United States, but may at times invest in fewer than five countries or even a single country. At December 31, 2002, 28 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $32.13 and 4,889, respectively.

                  The Parnassus Equity Income Fund seeks current income and long-term growth of capital. The fund tries to achieve its objective by investing primarily in a diversified portfolio of equity securities that pay above-average dividends and that the adviser believes have the potential for capital appreciation. At December 31, 2002, three Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $21.20 and 241, respectively.

                  The Schwab Institutional Advantage Money Fund is designed for retirement plans, plan participants, and other institutional investors who seek maximum current income consistent with liquidity and stability of capital, for investment of their own funds or funds for which they act in a fiduciary, agency, or custodial capacity. At December 31, 2002, 18 Plan participants were invested in the fund. The number of shares was 419,472 at December 31, 2002.

                  The Schwab Market Track Balanced Fund seeks to maintain a defined mix of asset classes over time and invests mainly in a combination of other Schwab funds that are managed using an indexing strategy. The fund seeks both capital growth and income. The fund also seeks to remain close to the target allocations of 60% stocks (30% large-cap, 15% small-cap, and 15% international), 35% bonds,

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  and 5% cash. At December 31, 2002, two Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $11.91 and 851, respectively.

                  The Schwab Market Track Conservative Fund seeks to maintain a defined mix of asset classes over time and invests mainly in a combination of other Schwab funds that are managed using an indexing strategy. The fund seeks income and more growth potential than an all-bond portfolio. The fund also seeks to remain close to the target allocations of 55% bonds, 40% stocks (20% large-cap, 10% small-cap, and 10% international), and 5% cash. At December 31, 2002, one Plan participant was invested in the fund. At December 31, 2002, the value per share and number of shares were $11.38 and 299, respectively.

                  The Schwab Market Track Growth Fund seeks to maintain a defined mix of asset classes over time and invests mainly in a combination of other Schwab funds that are managed using an indexing strategy. The fund seeks high capital growth with less volatility than an all-stock portfolio. The fund also seeks to remain close to the target allocations of 80% stocks (40% large-cap, 20% small cap, and 20% international), 15% bonds, and 5% cash. At December 31, 2002, two Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $11.96 and 1,551, respectively.

                  The Plan offers a Self-Directed Brokerage Account, whereby the participant invests his or her account balance in any investment desired, within certain specific limitations. For purposes of the Plan, participants are allowed to direct their investments at their own discretion. The total number of shares was 711,171 and there were 89 Plan participants at December 31, 2002.

                  The Strong Growth 20 Fund - Investor Class seeks capital growth and focuses, under normal conditions, on stocks of 20 to 30 companies that its manager believes have favorable prospects for accelerating growth of earnings but are selling at reasonable valuations based on earnings, cash flow, or asset value, and can include stocks of any size. The fund can also write put and call options and, to a limited extent, may also invest in foreign securities. At December 31, 2002, 58 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $10.19 and 68,329, respectively.

                  The Schwab S&P 500 Fund - Select Shares seeks to track the total return of the S&P 500 Index. The fund normally invests at least 80% of its assets in the stocks that compose the index. The fund generally gives the same weight to a given stock as the index does. The fund also may invest in futures contracts and lend securities to minimize the gap in performance that naturally exists between any index fund and its index. At December 31, 2002, 19 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $13.56 and 15,034, respectively.

                  The Turner Midcap Growth Fund seeks capital appreciation. The fund normally invests at least 80% of its assets in common stocks and other equity securities of U.S. companies with medium market capitalizations, which are defined as companies within the range of companies included in the Russell Midcap Growth Index. The fund invests in securities of companies that are diversified across economic sectors and attempts to maintain sector concentrations that approximate those of the Russell Midcap Growth Index. At December 31, 2002, 21 Plan participants were invested in the

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  fund. At December 31, 2002, the value per share and number of shares were $14.71 and 29,904, respectively.

                  The Value Line Asset Allocation Fund seeks high total investment return (current income and capital appreciation) consistent with reasonable risk. The fund may invest in a broad range of common stocks, bonds, and money-market instruments. There are no limits on the percentage of the fund's assets that can be invested in equity, debt, or money market securities. At December 31, 2002, 37 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $15.02 and 29,866, respectively.

                  The Weitz Partners Value Fund's primary investment objective is capital appreciation. The fund invests primarily in common stocks and various securities convertible into common stocks, such as rights, warrants, convertible preferred stock, and convertible bonds, of sound, growing, well-managed businesses. The fund also may invest in other securities of a company not convertible into common stock, such as bonds and preferred stock. The fund may, with respect to 50% of its total assets, concentrate its investments by investing more than 5% of its total assets in the security of one issuer. At December 31, 2002, 29 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $17.15 and 16,542, respectively.

                  The Wasatch Core Growth Fund seeks to invest in long-term growth through companies that it believes are high quality and stable and have the potential to grow steadily. The fund seeks to invest in these companies at prices it believes are reasonable relative to its projection of a company's five-year earnings growth rate. At December 31, 2002, 19 Plan participants were invested in the fund. At December 31, 2002, the value per share and number of shares were $26.68 and 3,010, respectively.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(4)      INVESTMENTS

         The following presents investments, at fair market value, that represent 5% or more of the Plan's net assets:

                                                                     DECEMBER 31,
                                                            ---------------------------
                                                               2002            2001
                                                            -----------     -----------
Safeguard Scientifics, Inc.
     (405,915 and 463,262 shares, respectively)             $  665,701 *    1,621,417 *
Excelsior Value and Restructuring Fund - Class A
     (27,702 and 28,229 shares, respectively)                  677,591 *      905,025 *
Strong Growth 20 Fund - Investor Class
     (68,329 and 67,423 shares, respectively)                  696,270 *      993,813 *
Schwab S&P 500 Fund
     (15,034 and 49,269, shares, respectively)                 203,862        872,545 *
Weitz Partners Value Fund
     (16,542 and 13,928 shares, respectively)                  283,703 *      290,694
Schwab Institutional Advantage Money Fund
     (419,472 and 246,369 shares, respectively)                419,472 *      246,369
Turner Midcap Growth Fund
     (29,904 and 34,610 shares, respectively)                  439,883 *      758,306 *
Value Line Asset Allocation Fund
     (29,866 and 28,186 shares, respectively)                  448,593 *      485,650 *

     * Represents 5% or more of the Plan's net assets available for benefits.

       During 2002, 2001, and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) depreciated in value by $(2,723,538), $(4,954,498), and $(42,596,390), respectively, as follows:

                                                                    YEARS ENDED DECEMBER 31
                                                     ---------------------------------------------
                   INVESTMENT                             2002            2001            2000
--------------------------------------------------   --------------    -----------    ------------
Mutual funds                                         $   (1,173,583)     (648,694)       (438,790)
Common stock                                             (1,549,955)   (4,305,804)    (42,157,600)
                                                     --------------    ----------     -----------
                                                     $   (2,723,538)   (4,954,498)    (42,596,390)
                                                     ==============    ==========     ===========

         In March 2000, the Company completed a three-for-one split of its common shares. The accompanying financial statements reflect this stock split.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(5)      INCOME TAX STATUS

         Participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code. Participants are not subject to income tax on contributions to the Plan, appreciation in Plan assets, or income earned thereon until their funds are withdrawn from the Plan.

         The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In 2000, the Plan adopted a prototype plan that has received an opinion letter from the Internal Revenue Service that the prototype satisfies the applicable sections of the Internal Revenue Code.

(6)      SUBSEQUENT EVENT

         Effective January 1, 2003, the Plan was amended to eliminate the Employers' fixed matching contribution and provide in its place a year-end discretionary matching contribution to all participants who have made salary deferrals under the Plan during the Plan year and are active employees on December 31. Any discretionary matching contribution made by the Employers will be 100% vested.

                                                                      SCHEDULE 1

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

         Schedule H, Line 4i - Schedule of Assets(Held at End of Year)

                                December 31, 2002

  IDENTITY OF ISSUE,                  DESCRIPTION OF INVESTMENT INCLUDING
  BORROWER, LESSOR,                     MATURITY DATE, RATE OF INTEREST,                                         CURRENT
  OR SIMILAR PARTY                    COLLATERAL, PAR, OR MATURITY VALUE                     COST                 VALUE
----------------------------      --------------------------------------------            ------------          -----------
American Century
  Investments                     American Century International Growth Fund              $     76,817          $    44,620
Calvert Group                     Calvert Income Fund A                                        194,885              179,017
Calamos Funds                     Calamos Growth Fund                                           56,113               44,174
Excelsior Funds                   Excelsior Value and Restructuring Fund                       944,899              677,591
Fremont Funds                     Fremont U.S. Micro-Cap Fund                                   95,849               50,664
American Funds                    American Funds Growth Fund                                   328,300              273,105
Janus                             Janus Worldwide Fund                                         293,027              157,094
Parnassus Funds                   Parnassus Equity Income Fund                                   5,363                5,102
Schwab Funds                   ** Schwab Institutional Advantage Money Fund                    419,472              419,472
Schwab Funds                   ** Schwab Market Track Balanced Fund                             10,460               10,141
Schwab Funds                   ** Schwab Market Track Conservative Fund                          3,465                3,402
Schwab Funds                   ** Schwab Market Track Growth Fund                               19,316               18,554
Various                        *  Self-Directed Brokerage Account                            1,475,486            1,475,486
Strong Funds                      Strong Growth 20 Fund - Investor Class                     1,596,819              696,270
Schwab Funds                   ** Schwab S&P 500 Fund - Select Shares                          283,381              203,862
Turner                            Turner Midcap Growth Fund                                  1,060,957              439,883
Value Line Mutual Funds           Value Line Asset Allocation Fund                             586,538              448,593
Weitz Funds                       Weitz Partners Value Fund                                    378,291              283,703
Wasatch Funds                     Wasatch Core Growth Fund                                     121,335               80,298
                                                                                                                -----------
                                                                                                                  5,511,031

Participant loans              ** Interest rates ranging from 8.5% to 10.5%,
                                    maturity dates on the four outstanding loans
                                    ranging from September 2003 to August 2011                      --               36,716
                                                                                                                -----------
                                                                                                                $ 5,547.747
                                                                                                                ===========

*Includes the stock of Safeguard Scientifics, Inc. (405,915 shares with a current value of $665,701), which is the plan administrator, and thereafter, any transactions related to this investment are party-in-interest transactions.

**Parties-in-interest

See accompanying independent auditors' report.